The Honourable Rod Gantefoer
Minister of Finance

SASKATCHEWAN BUDGET UPDATE

08-09

READY FOR GROWTH

3RD QUARTER
FINANCIAL REPORT

3rd Quarter Financial Report
Government of Saskatchewan
February 27, 2009

3rd Quarter Financial Report
General Revenue Fund Update

INTRODUCTION

The 2008-09 third quarter report shows that the government’s financial outlook remains sound.

The revenue update reflects continued momentum in the provincial economy despite falling commodity prices and the unfolding global economic recession. Further increases in tax revenue and other revenue fully offset lower non-renewable resource revenue.

The government has also decided not to take $185.0 million in dividends from the Crown Investments Corporation in order to increase financial flexibility in the Crowns for their future capital spending programs.

The net result is that General Revenue Fund (GRF) revenue at third quarter is forecast to be $107.7 million, or 0.9 per cent, lower than at mid-year.

The third quarter GRF expense update primarily reflects the $500.0 million “booster shot” in accelerated infrastructure spending brought forward from 2009-10. The spending was announced in February 2009 to provide Saskatchewan residents with much-needed infrastructure and serve to stimulate the Saskatchewan economy in the face of the current global economic downturn.

Other major spending increases include advancing the funds for the previously announced Saskatoon Circle Drive South bridge project ($98.5 million) and additional Agriculture spending ($111.8 million).

Taken together, the changes in GRF revenue and spending serve to reduce the pre-transfer surplus forecast by $768.7 million from the mid-year outlook. The increased spending is intended to support economic growth and stabilize the agricultural sector, therefore the funds are being drawn from the Growth and Financial Security Fund. Overall, the results for the year continue to support the mid-year forecast of a $2.3 billion GRF surplus.

The third quarter outlook for government total debt is unchanged from mid-year. Relative to the 2007-08 debt level, government total debt is now forecast to decrease by $2.7 billion, a reduction of almost 40 per cent.

3rd Quarter Financial Report/ GRF Update 1

FINANCIAL OVERVIEW

The 2008-09 Budget estimated a General Revenue Fund (GRF) surplus of $250 million.

At third quarter:

•	revenue is up $2,786.0 million or 29.7 per cent from budget (down $107.7 million from mid-year);

•	operating expense is up $1,192.9 million or 13.9 per cent from budget (up $661.0 million from mid-year); and,

•	interest costs are down $25 million from budget (unchanged from mid-year).

The resulting pre-transfer surplus is $1,867.7 million – an increase of $1,618.1 million from the budgeted $249.6 million pre-transfer surplus.

2008-09 GRF Financial Overview
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(millions of dollars)
Revenue	$9,366.5	$12,260.2	$12,152.5	$2,786.0	$(107.7)
Operating Expense*	8,581.9	9,113.8	9,774.8	1,192.9	661.0
Operating Surplus	784.6	3,146.4	2,377.7	1,593.1	(768.7)
Debt Servicing	535.0	510.0	510.0	(25.0)	--
Pre-Transfer Surplus	249.6	2,636.4	1,867.7	1,618.1	(768.7)
Transfer to GFSF	(124.8)	(1,318.2)	(933.9)	(809.1)	384.3
Transfer from GFSF	125.2	1,000.0	1,384.4	1,259.2	384.4
Net Transfer from (to) GFSF	0.4	(318.2)	450.5	450.1	768.7
Surplus	$250.0	$2,318.2	$2,318.2	$2,068.2	$--
* Budget Estimate includes $10.4 million provided to the Ministry of Municipal Affairs by Further Estimates
GFSF Balance**	$1,634.0	$1,952.2	$1,183.5	$(450.5)	$(768.7)
** 2008-09 opening balance = $1,634.0 million.

One-half of the pre-transfer surplus ($933.9 million) will be transferred to the Growth and Financial Security Fund (GFSF) and $1,384.4 million will be transferred from the GFSF to the GRF, leaving a forecast GRF surplus of $2,318.2 million.

The GFSF balance is forecast to be $1,183.5 million at the end of 2008-09. This reflects the 2008-09 opening balance of $1,634.0 million being reduced by the net transfer of $450.5 million to the GRF.

Government debt is forecast to be $4.2 billion at March 31, 2009, down $2.7 billion from budget and unchanged from mid-year. This represents a reduction in government total debt of almost 40 per cent from March 31, 2008.

2   3rd Quarter Financial Report/ GRF Update

REVENUE UPDATE

At the third quarter, total GRF revenue is forecast to be $12,152.5 million, a decrease of $107.7 million since mid-year.

Revenue Reconciliation
(millions of dollars)

Budget Estimate	$9,366.5
Mid-Year Total Change	2,893.7
Mid-Year Projection	$12,260.2
3rd Quarter Changes
Own-Source Revenue Changes
Individual Income Tax	+89.6
Potash	+72.6
Sales Tax	+67.0
Corporation Capital Tax	+39.2
CIC Dividend	-185.0
Crown Land Sales	-147.9
Oil	-119.7
Corporation Income Tax	-22.6
Other net changes	+71.2
Total Own-Source Change	-135.6

Total Federal Transfer Change	+27.9

Total Change	-107.7

3rd Quarter Forecast	$12,152.5

While commodity prices continued their downward trend over the third quarter, continued strength and momentum in the provincial economy has led to upward revisions to tax revenue and other own-source revenue. These increases offset a lower non-renewable resource forecast.

Tax revenue is forecast to increase by $185.2 million since the mid-year forecast as the result of strong economic activity in the province. Continued strength in domestic demand has led to upward revisions in Sales and Fuel tax revenue.

Individual Income Tax revenue is forecast to be higher than at mid-year primarily due to stronger income growth in 2008. Increases in population, employment and wages and salaries have resulted in a growing taxable income base in the province.

Corporation Capital Tax remains strong as average prices for resources remained high over the past year despite price declines in recent months.

The $22.6 million reduction in Corporation Income Tax is primarily a result of downward revisions to the national taxable income base as forecast by the federal government.

In total, tax revenue is $190.3 million higher than estimated in the 2008-09 Budget after accounting for the $334.0 million tax reduction package announced in October.

At third quarter, total non-renewable resource revenue is $217.9 million lower since mid-year. West Texas Intermediate (WTI) oil prices averaged US$94.50 per barrel through the first 10 months of the fiscal year, but monthly averages in December and January were in the US$42 per barrel range. The current fiscal-year price forecast has been lowered to US$87.67 per barrel from US$93.95 at mid-year.

Falling oil prices have been accompanied by a lower exchange rate and a smaller

3rd Quarter Financial Report/ GRF Update 3

light-heavy differential. These two factors have served to partially offset some of the oil revenue losses due to falling world prices. The current fiscal-year forecast for the exchange rate has been lowered to 90.45 US cents, down from 91.26 US cents at mid-year. The value of the Canadian dollar averaged 90.75 US cents through the first 10 months of the fiscal year.

The current 2008-09 revenue forecast assumes oil prices and the value of the Canadian dollar will remain at depressed levels through the end of March.

Crown land sales finished the fiscal year at just over $928 million. While this is down $147.9 million from mid-year, it is still the best year on record and $735.6 million more than budget.

The forecast for natural gas revenue is $12.8 million lower than at mid-year, and other non-renewable resource revenue is down $10.1 million.

The potash revenue forecast has been revised higher by $72.6 million since the mid-year forecast primarily due to lower exchange rates. Potash is sold in US dollars, so any decrease in actual and forecast values of the Canadian dollar results in a higher Canadian dollar price.

In total, non-renewable resource revenue is forecast to reach nearly $4.2 billion, a $2.3 billion increase over budget. Revenue from potash, Crown land sales, oil and natural gas are all higher than budgeted despite the unfolding global economic recession and financial crisis.

The government has also decided not to take $185.0 million in dividends from the Crown Investments Corporation in order to increase financial flexibility in the Crowns for their future capital spending programs.

The special $365.0 million dividend from the proceeds related to the sale of the NewGrade oil refinery holdings will still be received by the GRF in 2008-09 as this revenue was dedicated to GRF debt repayment, infrastructure and green initiatives in the 2008-09 Budget. These commitments have been met.

Other net changes since mid-year amount to $110.0 million and primarily reflect increases in other revenue ($65.4 million), including unanticipated refunds of prior-year expense under the Canadian Agricultural Income Stabilization program ($77.4 million), higher federal transfers ($27.9 million), increased motor vehicle revenue ($5.0 million) and other net changes ($11.7 million).

4   3rd Quarter Financial Report/ GRF Update

EXPENSE UPDATE

At the third quarter, total GRF expense is forecast to be up $661.0 million from the 2008-09 mid-year projection.

Expense Reconciliation
(millions of dollars)

Budget Estimate	$9,116.9
Mid-Year Total Change	531.9
Mid-Year Projection	$9,623.8
3rd Quarter Changes
Forecast Changes since Mid-Year
Highways and Infrastructure	+98.0
Agriculture	+111.8
Municipal Affairs	+13.8
Justice and Attorney General	+3.6
Education	+2.0
Teachers' Pensions and Benefits	-63.3
Other Net Changes	-4.9
Total Forecast Changes	+161.0
Accelerated Capital
Health	+152.8
Education	+141.7
Municipal Affairs	+131.6
Social Services	+29.9
Advanced Education, Employment
and Labour	+26.4
Highways and Infrastructure	+17.6
Total Accelerated Change	+500.0

Total Change	+661.0

3rd Quarter Forecast	$10,284.8

The $661.0 million increase mainly reflects:

•	$152.8 million in Health due to accelerated infrastructure spending;

•	$145.4 million in Municipal Affairs primarily due to accelerated infrastructure spending and increases related to eligible funding from the federal public transit program;

•	$143.7 million in Education mainly due to accelerated infrastructure spending;

•	$115.7 million in Highways and Infrastructure due to advancements in funding for the Saskatoon Circle Drive South project, the Saskatchewan Global Transportation Hub and for other projects within the Urban Highway Connector Program;

•	$111.8 million in Agriculture mainly due to the introduction of the Saskatchewan Cattle and Hog Support Program, an increase in AgriStability and AgriInvest costs related to revised farm income forecasts, the revaluation of Crown Land held for resale, and higher-than-anticipated uptake in the 2008 Farm and Ranch Water Infrastructure Program;

•	$29.9 million in Social Services due to accelerated infrastructure spending;

•	$26.4 million in Advanced Education, Employment and Labour primarily due to accelerated infrastructure spending; and,

•	a reduction of $63.3 million in Teachers’ Pensions and Benefits due to reduced requirements for the Teachers’ Superannuation Plan as a result of expected teacher retirement and changes in contribution balances.

3rd Quarter Financial Report/ GRF Update 5

DEBT UPDATE

The GRF borrows for government and Crown corporations.

Public debt as reported in the Province’s financial statements is composed of:

•	Gross Debt - the amount of money owed to lenders; less,

•	Sinking Funds - the amount of money which has been set aside for the repayment of debt.

Total debt, or public debt plus guaranteed debt, is used by most members of the financial community when analyzing creditworthiness.

•	Guaranteed Debt - the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Total debt of the GRF at March 31, 2009 is currently forecast to be $8.0 billion. This is $0.1 billion lower than the mid-year projection and $2.3 billion lower than at March 31, 2008.

GRF Total Debt
		As at March 31, 2009
		Mid-Year	3rd Quarter	Change from
	31-Mar-08	Projection	Forecast	31-Mar-08	Mid-Year
	(millions of dollars)
Crown Corporation Total Debt	$3,395.2	$3,863.0	$3,767.2	$372.0	$(95.8)
Government Total Debt	6,848.7	4,192.2	4,192.2	(2,656.5)	--
GRF Total Debt	$10,243.9	$8,055.2	$7,959.4	$(2,284.5)	$(95.8)

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt at March 31, 2009 is currently forecast to be $3.8 billion. This is $0.1 billion lower than the mid-year projection and $0.4 billion higher than at March 31, 2008.

Government debt at March 31, 2009 is currently forecast to be $4.2 billion, which is unchanged from the mid-year projection and $2.7 billion lower than at March 31, 2008. This represents a reduction in government total debt of almost 40 per cent from March 31, 2008.

6   3rd Quarter Financial Report/ GRF Update

2008-09 Third Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Revenue
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)
Corporation Capital	$444,100	$504,100	$543,300	$99,200	$39,200
Corporation Income	616,500	616,500	593,900	(22,600)	(22,600)
Fuel	413,300	413,300	425,300	12,000	12,000
Individual Income	1,932,000	2,095,100	2,184,700	252,700	89,600
Sales	979,800	1,087,300	1,154,300	174,500	67,000
Tobacco	183,800	192,300	192,300	8,500	--
Other	109,500	109,500	109,500	--	--
Less: Fall 2008 Tax Reduction Package*	--	(334,000)	(334,000)	(334,000)	--
Taxes	$4,679,000	$4,684,100	$4,869,300	$190,300	$185,200
Crown Land Sales	$192,500	$1,076,000	$928,100	$735,600	$(147,900)
Natural Gas	118,000	144,400	131,600	13,600	(12,800)
Oil	1,054,600	1,608,500	1,488,800	434,200	(119,700)
Potash	352,600	1,427,000	1,499,600	1,147,000	72,600
Other	189,200	138,900	128,800	(60,400)	(10,100)
Non-Renewable Resources	$1,906,900	$4,394,800	$4,176,900	$2,270,000	$(217,900)
Crown Investments Corporation of Saskatchewan	$185,000	$185,000	$--	$(185,000)	$(185,000)
- Special Dividend	365,000	365,000	365,000	--	--
Saskatchewan Liquor and Gaming Authority	383,600	419,400	428,900	45,300	9,500
Other Enterprises and Funds	34,800	36,400	37,000	2,200	600
Transfers from Crown Entities	$968,400	$1,005,800	$830,900	$(137,500)	$(174,900)
Fines, Forfeits and Penalties	$10,200	$11,300	$11,600	$1,400	$300
Interest, Premium, Discount and Exchange	92,400	141,600	141,600	49,200	--
Motor Vehicle Fees	141,500	141,500	146,500	5,000	5,000
Other Licences and Permits	34,700	34,700	35,500	800	800
Sales, Services and Service Fees	91,100	95,700	96,200	5,100	500
Transfers from Other Governments	16,800	14,800	14,800	(2,000)	--
Other	40,000	40,000	105,400	65,400	65,400
Other Revenue	$426,700	$479,600	$551,600	$124,900	$72,000
Own-Source Revenue	$7,981,000	$10,564,300	$10,428,700	$2,447,700	$(135,600)
Canada Health Transfer	$810,900	$810,900	$828,100	$17,200	$17,200
Canada Social Transfer	335,000	335,000	341,100	6,100	6,100
Other	239,600	550,000	554,600	315,000	4,600
Transfers from the Government of Canada	$1,385,500	$1,695,900	$1,723,800	$338,300	$27,900
Revenue	$9,366,500	$12,260,200	$12,152,500	$2,786,000	$(107,700)
* Includes the impact of the Low-Income Tax Credit and changes in Individual Income Tax credits announced on October 21, 2008.

3rd Quarter Financial Report/ GRF Update 7

2008-09 Third Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Expense
	Budget	Mid-Year	3rd Quarter	Change from
	Estimate	Projection	Forecast	Budget	Mid-Year
	(thousands of dollars)
Executive Branch of Government
Advanced Education, Employment and Labour	$761,014	$867,125	$893,475	$132,461	$26,350
Agriculture	302,805	332,250	444,054	141,249	111,804
Corrections, Public Safety and Policing	291,878	310,065	310,175	18,297	110
Education	992,231	1,001,698	1,145,410	153,179	143,712
- Teachers' Pensions and Benefits	194,083	195,014	131,745	(62,338)	(63,269)
Energy and Resources	38,551	40,690	40,460	1,909	(230)
Enterprise and Innovation	60,131	60,158	59,885	(246)	(273)
Enterprise Saskatchewan*	--	6,087	6,087	6,087	--
Environment	186,167	187,666	185,467	(700)	(2,199)
Executive Council	8,716	8,716	8,716	--	--
Finance	44,256	44,256	43,319	(937)	(937)
- Public Service Pensions and Benefits	254,278	254,278	254,261	(17)	(17)
First Nations and Métis Relations	70,336	89,979	89,979	19,643	--
Government Services	13,450	13,450	13,260	(190)	(190)
Health	3,745,333	3,825,333	3,978,133	232,800	152,800
Highways and Infrastructure	372,090	372,090	487,740	115,650	115,650
Information Technology Office	5,401	5,401	5,401	--	--
Intergovernmental Affairs	3,538	3,538	3,388	(150)	(150)
Justice and Attorney General	129,542	132,997	136,547	7,005	3,550
Municipal Affairs**	251,220	251,220	396,642	145,422	145,422
Office of the Provincial Secretary	4,153	4,153	4,412	259	259
Public Service Commission	36,621	36,621	36,121	(500)	(500)
Saskatchewan Research Council	12,082	12,082	12,082	--	--
Social Services	631,446	645,826	675,726	44,280	29,900
Tourism, Parks, Culture and Sport	136,858	136,858	136,496	(362)	(362)
CIC Transfer for Carbon Capture Trust	--	240,000	240,000	240,000	--
Legislative Branch of Government
Chief Electoral Officer	1,071	1,295	1,295	224	--
Children's Advocate	1,531	1,531	1,531	--	--
Conflict of Interest Commissioner	151	151	151	--	--
Information and Privacy Commissioner	822	822	822	--	--
Legislative Assembly	22,931	23,169	22,733	(198)	(436)
Ombudsman	2,068	2,123	2,123	55	--
Provincial Auditor	7,126	7,126	7,126	--	--

Operating Expense **	$8,581,880	$9,113,768	$9,774,762	$1,192,882	$660,994
Debt Servicing	535,000	510,000	510,000	(25,000)	--
Expense **	$9,116,880	$9,623,768	$10,284,762	$1,167,882	$660,994
* Enterprise Saskatchewan was established as a special operating agency by The Enterprise Saskatchewan Act.
** Budget Estimate includes $10.4 million provided to the Ministry of Municipal Affairs by Further Estimates

8   3rd Quarter Financial Report/ GRF Update

2008-09 Third Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Debt
		As at March 31, 2009
		Mid-Year	3rd Quarter	Change from
	31-Mar-08	Projection	Forecast	31-Mar-08	Mid-Year
	(thousands of dollars)
Crown Corporation Public Debt
Information Services Corporation
of Saskatchewan	$13,547	$13,547	$13,547	$--	$--
Investment Saskatchewan Inc.	3,919	--	--	(3,919)	--
Municipal Financing Corporation
of Saskatchewan	25,764	62,969	42,268	16,504	(20,701)
Saskatchewan Crop Insurance Corporation	72,158	4,740	1,352	(70,806)	(3,388)
Saskatchewan Housing Corporation	34,075	32,195	33,183	(892)	988
Saskatchewan Opportunities Corporation	31,844	49,728	43,028	11,184	(6,700)
Saskatchewan Power Corporation	2,173,311	2,535,039	2,412,149	238,838	(122,890)
Saskatchewan Telecommunications
Holding Corporation	289,698	341,375	341,372	51,674	(3)
Saskatchewan Water Corporation	40,118	50,060	39,468	(650)	(10,592)
SaskEnergy Incorporated	709,894	772,570	840,052	130,158	67,482
Crown Corporation Public Debt	$3,394,328	$3,862,223	$3,766,419	$372,091	$(95,804)
Government Public Debt	6,824,323	4,146,880	4,160,887	(2,663,436)	14,007
Public Debt	$10,218,651	$8,009,103	$7,927,306	$(2,291,345)	$(81,797)
Guaranteed Debt	25,227	46,139	32,132	6,905	(14,007)
Total Debt	$10,243,878	$8,055,242	$7,959,438	$(2,284,440)	$(95,804)
Crown Corporation Gross Debt	$3,759,538	$4,258,981	$4,165,981	$406,443	$(93,000)
Crown Corporation Sinking Funds	(365,210)	(396,758)	(399,562)	(34,352)	(2,804)
Crown Corporation Public Debt	$3,394,328	$3,862,223	$3,766,419	$372,091	$(95,804)
Crown Corporation Guaranteed Debt	862	821	821	(41)	--
Crown Corporation Total Debt	$3,395,190	$3,863,044	$3,767,240	$372,050	$(95,804)
Government Gross Debt	$7,818,371	$7,327,039	$7,107,380	$(710,991)	$(219,659)
Government Sinking Funds	(994,048)	(3,180,159)	(2,946,493)	(1,952,445)	233,666
Government Public Debt	$6,824,323	$4,146,880	$4,160,887	$(2,663,436)	$14,007
Government Guaranteed Debt	24,365	45,318	31,311	6,946	(14,007)
Government Total Debt	$6,848,688	$4,192,198	$4,192,198	$(2,656,490)	$--
Total Debt	$10,243,878	$8,055,242	$7,959,438	$(2,284,440)	$(95,804)

3rd Quarter Financial Report/ GRF Update 9